Exhibit 3.121

CERTIFICATE OF FORMATION

OF

PEABODY CARDINAL GASIFICATION, LLC

1.	The name of the limited liability company is Peabody Cardinal Gasification, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 15th day of June 2006.

By:	/s/ Jeffery L. Klinger
Jeffery L. Klinger, Authorized Person